SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 11, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, received the “2018 Latin America Bond” award from the International Financing Review (IFR), for the issuance of US$500m in 7.000% Senior Notes due 2025 (“2025 Notes”). The awards were presented at Grosvenor House in London, and are considered one of the most prestigious in the global capital markets, congregating around 900 of the world’s most senior and successful investment banking professionals.

The GOL Finance 2025 Notes were priced at the lowest coupon and yield ever achieved by the Company. Additionally, it was the Company’s largest ever unsecured bond issue.  GOL’s benchmark issue was arranged by global coordinators BofA Merrill Lynch, Credit Suisse, and Morgan Stanley and joint bookrunners BTG Pactual, Evercore ISI, Santander, BCP Securities and Safra.

Fitch had upgraded GOL by two notches to Single B a month before the bond placement, while S&P upgraded the Company to a B rating in the wake of the deal. “It was a major exercise, which effectively refinanced the majority of GOL’s existing unsecured bonds,” said Richard Lark, GOL’s EVP and CFO.

The transaction highlights GOL’s successful work to strengthen its credit profile by lowering interest expense, increasing liquidity and extending tenors in its international debt – also replicated in the Company’s local currency debt in 2018, as GOL reduced the coupon on its debentures and amortized principal. GOL has continued to deleverage, as shown in a recent any and all tender offer, in which the Company offered all holders of unsecured bonds due 2022 the option to sell back their bonds at a premium to par.

“This recognition by IFR was made possible by the focus and dedication of all the GOL team. It’s evidence of the results of our successful transformation, with relevant operating and balance sheet strengthening,” concluded Richard.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 69 destinations in 10 countries in South America, Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.